Jason L. Kropp
June 18, 2010	+1 617 526 6421(t) +1 617 526 5000(f)
jason.kropp@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
450 Fifth Street, N.W.
Mail Stop 4631
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director

RE:	Ameresco, Inc. Amendment No. 3 to Form S-1 Filed May 28, 2010 File No. 333-165821
Dear Ladies and Gentlemen:
On behalf of Ameresco, Inc. (“Ameresco” or the “Company”), submitted herewith for filing is Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-165821) (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2010. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated June 9, 2010 (the “Letter”) from Pamela A. Long of the SEC, to George P. Sakellaris, President and Chief Executive Officer of the Company (the “Comment Letter”).
For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 4. Page numbers referred to in the responses reference the applicable pages of Amendment No. 4.
General
1.	In addition to filing exhibits with your next amendment, please disclose the principal amount of securities being offered. Please refer to Question and Answer 227.02 in the Securities Act Rules section of our Compliance and Disclosure Interpretations.
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109

Beijing	Berlin	Boston	Brussels	Frankfurt	London	Los Angeles	New York	Oxford	Palo Alto	Waltham	Washington

U.S. Securities and Exchange Commission
June 18, 2010

Response:	In accordance with the cited interpretation, the Company will insert the total number of shares being offered in a pre-effective amendment prior to distributing a Rule 430A preliminary prospectus.
2.	In calculating the shares outstanding, please explain why you excluded the shares underlying the warrants and options. Please also discuss the proceeds to be received upon the exercise of these securities.

Response:	No shares underlying the warrant will be sold in the offering and the Company is not aware of any present intention by the holder of the warrant to exercise the warrant. As a result, the Company does not believe it is appropriate to include the shares underlying the warrant when calculating shares outstanding.

As to shares underlying options, the Company has revised pages 6, 35, 38 and 114 of Amendment No. 4 to (a) include as post-offering outstanding shares the shares being issued to selling stockholders upon exercise of their options that are being sold by them in the offering, and (b) disclose the weighted-average exercise price of such options. In addition, the Company has revised page 33 of Amendment No. 4 to disclose the proceeds to be received by the Company from the exercise of such options.
3.	Please clarify whether the shares underlying the warrants and options being offered are part of the firm commitment underwriting arrangement or will be offered on a delayed and continuous basis by the selling stockholders.

Response:	The Company has revised page 6 of Amendment No. 4 in response to this comment.
4.	Please be advised that we are reviewing your request for confidential treatment and may issue comments in a separate letter. Any request for acceleration of this registration statement will be contingent upon resolving any comments on this application.

Response:	The Company acknowledges the Staff’s comment and will address any such comments when received.
Cover page of the Prospectus
5.	Please include disclosure regarding the degree of voting control your Chief Executive Officer will have following this offering.

U.S. Securities and Exchange Commission
June 18, 2010

Response:	The Company has revised the cover page of the prospectus contained in Amendment No. 4 in response to this comment.
Management’s Discussion and Analysis, page 42
6.	We have read your response to comment 3 in our letter dated May 20, 2010, and have reviewed the supplemental CODM reports provided to us. Based on these reports and what you have told us in your response letters, it remains unclear to us that you operate and report in only one segment. It appears each of the areas of responsibility included in the CODM reports constitutes an operating segment because they meet the requirements of the definition at ASC Topic 280-10-50-1, as follows: i) they engage in business activities from which they earn revenues and incur expenses; ii) the CODM regularly reviews them, despite your indication that he does not do so to assess performance and allocate resources; and iii) they constitute discrete financial information because certain widely-used financial measures are presented. Therefore, please address the following:
•	You have told us there are 17 areas of responsibility. However, the CODM reports appear to present 33 such areas. Please explain/reconcile.

•	We note that the three largest regional areas of responsibility by annual sales have materially different revenue growth rates, gross margins, operating margins and net margins in 2008 and 2009. However, you have told us there is “nothing inherently different in the economic characteristics from project to project or product to product” and that “prices and margins may vary from time to time...due to variables such as timing of implementation...” If any such differences are in fact only temporary, then please address these economic disparities in 2008 and 2009 and explain to us how you have assessed that the areas of responsibility are economically similar. Otherwise, we believe you have at least three reportable segments based on the guidance in ASC Topic 280-10-50-12.

Response:	The Company has revised pages 42, 50, 57, 58, 59, 61, F-17, F-33, F-48 and F-54 of Amendment No. 4 in response to this comment.

Specifically, the Company has included disclosure of corporate operating expenses not specifically allocated to the reported segments. The Company has also disclosed the income before taxes not allocated to any segment and presented as all other, excluding these unallocated corporate operating expenses. Using the fiscal year 2009 as an example, that disclosure was calculated as follows:

Loss before taxes — all other	$(3,771,927)
Unallocated corporate operating expenses	25,090,295

Income before taxes and unallocated corporate expenses	$21,318,368

Critical Accounting Policies and Estimates, page 46
7.	Please revise your section on derivative financial instruments on page 49 accordingly to reflect the new interest rate swap entered into during the first quarter of 2010 as discussed on page F-46. In this regard, we note in particular your statement that you do not designate your derivatives as cash flow hedges. However, this new interest rate swap has been designated as a cash flow hedge and has met the requirements to be accounted

U.S. Securities and Exchange Commission
June 18, 2010

for under the short-cut method. Please revise the related disclosure on the derivative instruments discussion on page 64 as appropriate as well.

Response:	The Company has revised pages 49 and 67 of Amendment No. 4 in response to this comment.
Project Financing, page 60
8.	We have read your response to comment 6 in our letter dated May 20, 2010 and the revisions made on page 63. Please revise your filing to state the actual financial and/or operational covenant(s) that may have been violated as a result of the $5.0 million term loan being in default. Also disclose the implications of any such violation(s).

Response:	The Company has revised page 65 of Amendment No. 4 in response to this comment.
Principal and Selling Stockholder, page 107
9.	Please briefly describe the transactions in which the selling shareholders acquired their shares.

Response:	The Company has included additional information on pages 110 through 113 of Amendment No. 4 regarding the methods by which the selling stockholders acquired their shares. The Company also confirms to the Staff that none of the selling stockholders are, or are affiliates of, broker-dealers.
******

U.S. Securities and Exchange Commission
June 18, 2010

If you require additional information, please telephone either the undersigned at (617) 526-6421, or Mark G. Borden at (617) 526-6675.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp